UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41677

CytoMed Therapeutics Limited

(Exact name of registrant as specified in its charter)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 3, 2024, CytoMed Therapeutics Limited (the “Company”) issued a press release announcing that it has acquired the licence and certain assets of Cellsafe International Sdn Bhd (In Liquidation) , a Malaysian cord blood bank. The acquisition includes (i) a cord blood banking licence issued by Malaysia’s Ministry of Health, (ii) cryopreservation equipment with more than 12,000 cord blood units (“CBUs”) and (iii) two freehold real estate properties in which the operation is situated.

A copy of the press release is furnished as Exhibit 99.1 and a copy of the Master Agreement is furnished as Exhibit 99.2 to this report on Form 6-K.

Exhibits

Exhibit No.	Description
99.1	Press Release dated October 3, 2024 titled: CytoMed Therapeutics completes cash acquisition of Cord Blood Banking Licence and Assets expanding CytoMed’s strategy to cord blood-derived biologics through subsidiary, LongevityBank
99.2	Master Agreement between the Company and Cellsafe International Sdn Bhd

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited

Date: October 3, 2024	By:	/s/ CHOO Chee Kong
CHOO Chee Kong
Director and Chairman